CordovaCann Corp.

217 Queen Street West, Suite 401

Toronto, Ontario M4V 0R2, Canada

April 03, 2025

VIA E-MAIL PRIVATE CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Officer of Trade & Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Patrick Kuhn
Lyn Shenk

RE:	CordovaCann Corp.
Form 20-F for the Fiscal Year Ended June 30, 2024 File No. 000-50492

Dear Patrick Kuhn and Lyn Shenk,

CordovaCann Corp. (the “Company”) acknowledges receipt of your letter dated February 19, 2025.

1. Please amend your filing to include a conformed signature in the audit report, and confirm to us that you received a signed report from the auditor. Refer to Rule 2-02(a) of Regulation S-X. In doing so, ensure the amendment includes the complete financial statements and appropriate updated certifications that refer to the Form 20-F/A.

The Company acknowledge the staff comment regarding the conformed signature in the audit report and notes this appears to be an upload error as a result of our iXBLR service provider. It’s noted that the consent letters for both the current and predecessor auditors were validly rendered on the same 20-F filing.

We confirm that we received a signed report from our auditor and have attached our annual audited consolidated financial statements herein, which contain the signed audit reports from our current and predecessor auditors, with valid signatures. We will amend our filing to include a conformed signature in accordance with Rule 2-02(a) of Regulation S-X as noted on the attached audited financial statements, along with the updated certifications referencing Form 20-F/A, as required.

2

2. We note the report of your independent registered public accounting firm includes a paragraph related to "Material Uncertainty Related to Going Concern." After consulting with your auditor, please tell us whether the paragraph is intended to be explanatory language related to substantial doubt about your ability to continue as a going concern (AS 3101.18a) or an emphasis of a matter (AS 3101.19). The wording "may cast significant doubt" appears to be conditional language prohibited by footnote 5 of AS 2415.12 in explanatory language related to going concern. Please advice or have your auditor revise, as appropriate.

The Company acknowledge the staff comment regarding the inclusion of a "Material Uncertainty Related to Going Concern" paragraph in the report of our independent registered public accounting firm. After consulting with our auditor, we confirm that the paragraph under the heading “Material Uncertainty Related to Going Concern” is intended to be an emphasis-of-matter paragraph in accordance with AS 3101.19, not explanatory language under AS 3101.18a. The purpose of the emphasis-of-matter paragraph in the independent auditor’s report is to draw attention to Note 1, which discloses management’s assessment of material uncertainties related to going concern, as required by IFRS.

As the Company prepares its consolidated financial statements in accordance with IFRS, the wording “may cast significant doubt” reflects IFRS terminology, under IAS 1.25, which prescribes this terminology when material uncertainties exist and which is consistent with the disclosure in Note 1.

For reference, IAS 1.25 states: “When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, the entity shall disclose those uncertainties.”

Accordingly, and as the independent auditor’s opinion is unmodified, we believe the inclusion of this language in an emphasis-of-matter paragraph is consistent with PCAOB reporting standards, IFRS requirements, and the applicable guidance under AS 3101.19. Accordingly, we do not believe any revisions are necessary.

3. The Report of Independent Registered Public Accounting Firm states that the consolidated financial statements of the Company as at June 30, 2022, and for the years then ended were audited by another auditor. Please amend your filing to include the report of that auditor.

The Company acknowledge your comment regarding the Report of the Independent Registered Public Accounting Firm. The Company will amend the 20-F filing to include the report of the auditor who audited the consolidated financial statements of the Company as of June 30, 2022, and for the year then ended.

The Company acknowledge the staff comment regarding the conformed signature in the audit report and notes this appears to be an upload error as a result of our iXBLR service provider. As noted on the attached annual audited financial statements, the predecessor auditor report was included.

We will ensure that the amendment referenced in comment one contains the signed audit reports from our predecessor auditors, as noted on the attached annual audited financial statements.

3

4. You state both "there is substantial doubt about the Company's ability to continue as going concern" and ability to access sufficient capital until you have stable profitable operations "may cast significant doubt" about the ability of the Company to continue as a going concern. Please revise to clarify management's assessment of whether conditions and events raised substantial doubt about the company's ability to continue as a going concern under ASC 205-40 and, if substantial doubt existed, to provide appropriate additional disclosure required by ASC 205-40-50-12 or 13, depending on whether substantial doubt was alleviated by management's plans.

The Company respectfully advises that its consolidated financial statements are prepared in accordance with IFRS, not U.S. GAAP. Accordingly, the Company’s going concern disclosures are based on the requirements of IAS 1 - Presentation of Financial Statements, specifically paragraphs 25 and 26, which require management to assess the entity’s ability to continue as a going concern and to disclose material uncertainties that may cast significant doubt on that ability.

The phrase “may cast significant doubt” is standard IFRS terminology and is consistent with IAS 1.25, which states: “When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, the entity shall disclose those uncertainties.”

The Company believes its disclosure accurately reflects the requirements under IFRS and provides transparent and appropriate information to users of the financial statements regarding the going concern assessment.

As the Company’s financial statements are prepared in accordance with IFRS, the disclosure requirements under ASC 205-40, 205-40-50-12 and 50-13 are not applicable in this context.

As such, we respectfully submit that no revisions to the going concern disclosure are necessary.

Please direct any further questions or comments to the undernoted.

Very truly yours,

/s/ Ashish Kapoor
Ashish Kapoor
Chief Financial Officer +1 (416) 523-3350
ashish@cordovacann.com

4

CordovaCann Corp.

Consolidated Financial Statements

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

INDEX

	Page
Report of Independent Registered Public Accounting Firms	1-4
Consolidated Statements of Financial Position	5
Consolidated Statements of Operations and Comprehensive Loss	6
Consolidated Statements of Changes in Equity (Deficiency)	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9 - 39

DNTW CHARTERED PROFESSIONAL ACCOUNTANTS

45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. (the "Company") as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1

DNTW CHARTERED PROFESSIONAL ACCOUNTANTS

45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

Impairment of Intangible Assets

Critical Audit Matter Description

We draw attention to Notes 11 to the consolidated financial statements. Management tests its intangible assets for impairment on an annual basis. No impairment loss was recognized for the intangible asset – Starbuds trade name for the year ended June 30, 2024. When performing impairment tests, the Company uses judgment in estimating the recoverable values of the cash-generating units ("CGUs") and uses value in use valuation models that consider various factors and assumptions including forecasted cash flows, revenue growth rates, royalty rate and discount rates. The use of different assumptions and estimates could influence the valuation of intangible assets and the determination of impairment. The recoverable amount of the CGUs is estimated based on an assessment of their value in use by using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The Company has made certain assumptions in determining the cash flow projections. Key assumptions include revenue growth rates, royalty rate and discount rates.

We identified the evaluation of impairment of intangible assets as a critical audit matter. This matter represented a significant risk of material misstatement given the magnitude of the intangible asset amounts and the high degree of estimation uncertainty in determining the recoverable amount of the CGU. In addition, significant auditor judgment was required in evaluating the results of our audit procedures due to the sensitivity of the recoverable amount to changes in certain key assumptions.

How the Critical Audit Matter Was Addressed in the Audit

The following among others are the primary procedures we performed to address this critical audit matter:

- We assessed the reasonableness of projected growth rates and cash flows by comparing the Company's projection to Company's subsequent performance and current industry, market, and economic trends while also considering changes in the Company's business model.
- We evaluated the appropriateness of management's recoverability test and impairment loss measurement.
- We performed sensitivity analysis on the assumptions used to assess the impact of the discount rate estimated, and to evaluate the changes in the fair value of the intangible asset.
- We developed an independent expectation of impairment loss amount to assess the reasonableness of management's amount.

Comparative Information

The consolidated financial statements of the Company as at June 30, 2022 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those consolidated financial statements on October 27, 2022.

We have served as the Company's auditor since 2023.

DNTW Toronto LLP

Chartered Professional Accountants
Licensed Public Accountants

Markham, Canada
October 28, 2024

2

KRESTON
GTA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of CordovaCann Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CordovaCann Corp. and subsidiaries (the "Company") as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, and the result of its operations and its cash flows for each of the three years in the period then ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston Global | A global network of independent accounting firms
3

KRESTON GTA

Sale lease back – Oregon Property - Refer to Notes 11 to the financial statements

Critical Audit Matter Description

In August 2021, the Company sold its Oregon Property and entered into an agreement to lease the Oregon Property from the buyer. For the sale lease back transaction, both the seller-lessee and the buyer-lessor shall apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of the asset is accounted for as a sale of that asset. This assessment needs complex judgments from management.

We identified the Company's sale lease back of the Oregon Property as a critical audit matter because of the significant judgements made by management to determine whether the transfer of Oregon Property is accounted for as a sale of that asset or as a financing transaction. A high degree of auditor judgment and an increased extent of effort was required when performing audit procedures to assess if control of Oregon Property passes to the buyer-lessor to determine whether the performance obligation is satisfied in IFRS 15.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on assess if the buyer-lessor obtains the control of Oregon Property. The procedures included the following, among others:

- We obtained the purchase and sale agreement to assess if the buyer-lessor has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.
- We assess whether there is any agreement or option to repurchase the asset for the seller-lessee.
- We obtained and evaluated the lease agreement to assess if the lease should be classified as a finance or operating lease by the buyer-lessor.

We have served as the Company's auditor since 2020.

Kreston GTA LLP

Chartered Professional Accountants
Licensed Public Accountants
Markham, Canada
October 27, 2022

4

CordovaCann Corp.

Consolidated Statements of Financial Position
As at June 30, 2024 and 2023
(Expressed in Canadian Dollars)

As at	Note	June 30, 2024 $	June 30, 2023 $
ASSETS			
Current			
Cash and cash equivalents		**552,467**	248,416
Restricted cash	*6*	**-**	171,405
Accounts receivable		**50,582**	47,202
Sales tax receivable		**31,680**	-
Prepaid expenses and deposits		**186,979**	209,493
Inventory	*7*	**931,877**	919,481
Other deposit	*8*	**-**	52,960
Total current assets		**1,753,585**	1,648,957
Property and equipment, net	*9*	**2,632,505**	2,880,863
Right-of-use assets	*10*	**1,960,483**	2,395,049
Intangible assets	*11*	**3,098,339**	3,098,339
Licenses	*12*	**108,583**	240,498
Total assets		**9,553,495**	10,263,706
LIABILITIES			
Current			
Accounts payable and accrued liabilities		**5,774,417**	4,600,357
Mortgage payable	*13*	**35,856**	31,475
Income taxes payable		**75,588**	132,318
Contract liability	*14*	**53,927**	52,166
Sales tax payable		**-**	33,623
Lease liabilities	*15*	**435,276**	419,529
Convertible debentures	*18*	**1,176,856**	1,042,763
Promissory notes payable	*16*	**1,620,273**	1,569,253
Total current liabilities		**9,172,193**	7,881,484
Deferred tax liability		**-**	6,300
Mortgage payable	*13*	**906,344**	911,428
Contract liability	*14*	**36,049**	86,752
Lease liabilities	*15*	**2,035,922**	2,404,964
Total liabilities		**12,150,508**	11,290,928
SHAREHOLDERS' EQUITY (DEFICIENCY)			
Share capital	*17*	**30,475,107**	30,475,107
Contributed surplus		**8,036,990**	8,036,990
Accumulated deficit		**(41,787,524)**	(40,294,989)
Accumulated other comprehensive income		**(24,563)**	64,019
Total shareholders' equity (deficiency) attributable to CordovaCann Corp.		**(3,299,990)**	(1,718,873)
Non-controlling interests		**702,977**	691,651
Total equity		**(2,597,013)**	(1,027,222)
Total liabilities and shareholders' equity		**9,553,495**	10,263,706

Nature of operations and going concern (*Note 1*)
Commitments and contingencies (*Note 21*)
Related party transactions (*Note 22*)
Subsequent events (*Note 27*)

Approved on behalf of the Board:

"Dale Rasmussen", Director
(signed)

"Thomas M. Turner, Jr.", Director
(signed)

The accompanying notes are an integral part of these consolidated financial statements.

5

CordovaCann Corp.

Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	Note	2024 $	2023 $	2022 $
Revenue		**13,797,150**	13,594,706	13,526,084
Cost of sales		**(9,720,238)**	(9,733,113)	(9,798,408)
Gross profit		**4,076,912**	3,861,593	3,727,676
Expenses				
Salaries and wages		**1,823,978**	2,336,569	2,183,630
Consulting fees		**690,033**	1,005,312	1,289,457
Office and general		**516,557**	1,022,545	1,145,361
Leases and utilities		**315,220**	327,331	470,996
Shareholders information services		**232,127**	231,971	249,099
Professional fees		**198,738**	213,188	268,055
Amortization of right-of-use assets	*10*	**491,705**	694,730	782,108
Depreciation	*9*	**318,599**	345,095	345,188
Amortization of licenses	*12*	**131,915**	164,582	164,582
Share based compensation	*19, 20*	-	-	1,920
		4,718,872	6,341,323	6,900,396
Loss before other income (expense)		**(641,960)**	(2,479,730)	(3,172,720)
Interest on lease liability	*15*	**(332,687)**	(473,136)	(531,768)
Interest expense	*13, 16, 18*	**(244,189)**	(529,473)	(308,877)
Other income		**183,547**	182,813	186,257
Foreign exchange gain		**9,933**	49,363	186,372
Accretion expense	*16, 18*	-	(26,741)	(61,319)
Loss on convertible debentures	*18*	-	(218,567)	-
Impairment of assets	*9*	-	(1,030,537)	(211,774)
Impairment of intangible assets	*11*	-	(2,145,628)	-
Gain on extinguishment of lease	*10, 15*	-	52,126	29,635
Allowance for loan receivable		-	(264,800)	-
Loss on settlement		-	-	(99,635)
Loss before income tax expense		**(1,025,356)**	(6,884,310)	(3,983,829)
Current	*25*	**(256,000)**	(48,720)	(54,757)
Deferred	*25*	**6,300**	15,120	15,120
Net loss		**(1,275,056)**	(6,917,910)	(4,023,466)
Net loss per share - basic and diluted		**(0.01)**	(0.06)	(0.04)
Weighted average number of outstanding common shares - basic and diluted		**109,502,853**	109,502,853	100,632,038
Net loss		**(1,275,056)**	(6,917,910)	(4,023,466)
Foreign exchange translation adjustment		**(88,582)**	(6,054)	(7,802)
Comprehensive loss		**(1,363,638)**	(6,923,964)	(4,031,268)
Net income (loss) attributable to:				
CordovaCann Corp.		**(1,492,535)**	(6,884,668)	(3,956,931)
Non-controlling interests		**217,479**	(33,242)	(66,535)
Comprehensive income (loss) attributable to:				
CordovaCann Corp.		**(1,581,117)**	(6,890,722)	(3,964,733)
Non-controlling interests		**217,479**	(33,242)	(66,535)

The accompanying notes are an integral part of these consolidated financial statements.

6

CordovaCann Corp.

Consolidated Statements of Changes in Equity (Deficiency)
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Contributed Surplus	Equity Portion of Convertible Debentures	Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-controlling interests	Shareholders' Equity
		#	$	$	$	$	$	$	$	$
Balance, June 30, 2021		**93,151,074**	**26,145,146**	**7,844,814**	**306,877**	**923,590**	**(29,453,390)**	**77,875**	**826,165**	**7,318,373**
Common shares issued for private placement	*17*	3,379,379	1,013,814	-	-	-	-	-	-	366,518
Exercise of options	*17, 19*	200,000	75,959	(25,959)	-	-	-	-	-	50,000
Issuance of warrants	*20*	-	-	1,920	-	-	-	-	-	1,920
Interest on convertible debentures	*18*	-	-	-	53,200	-	-	-	-	53,200
Dividend paid to NCI	*5*	-	-	-	-	-	-	-	(34,737)	(34,737)
Shares issued as part of contingent consideration	*17*	5,354,400	923,590	-	-	(923,590)	-	-	-	-
Exercise of warrants	*20*	700,000	334,788	(124,788)	-	-	-	-	-	210,000
Common shares issued for private placement	*17*	6,718,000	1,981,810	122,436	-	-	-	-	-	2,104,246
Refinancing of convertible debentures	*18*	-	-	218,567	329,568	-	-	-	-	548,135
Foreign currency translation adjustment		-	-	-	-	-	-	(7,802)	-	(7,802)
Net loss for the year		-	-	-	-	-	(3,956,931)	-	(66,535)	(4,023,466)
Balance, June 30, 2022		**109,502,853**	**30,475,107**	**8,036,990**	**689,645**	**-**	**(33,410,321)**	**70,073**	**724,893**	**6,586,387**
Interest on convertible debentures	*18*	-	-	-	123,338	-	-	-	-	123,338
Extinguishment of equity portion of convertible debentures	*18*	-	-	-	(812,983)	-	-	-	-	(812,983)
Foreign currency translation adjustment		-	-	-	-	-	-	(6,054)	-	(6,054)
Net loss for the year		-	-	-	-	-	(6,884,668)	-	(33,242)	(6,917,910)
Balance, June 30, 2023		**109,502,853**	**30,475,107**	**8,036,990**	**-**	**-**	**(40,294,989)**	**64,019**	**691,651**	**(1,027,222)**
Interest on convertible debentures	*18*	-	-	-	-	-	-	-	-	-
Dividend paid to NCI	*5*	-	-	-	-	-	-	-	(206,153)	(206,153)
Foreign currency translation adjustment		-	-	-	-	-	-	(88,582)	-	(88,582)
Net income (loss) for the year		-	-	-	-	-	(1,492,535)	-	217,479	(1,275,056)
Balance, June 30, 2024		**109,502,853**	**30,475,107**	**8,036,990**	**-**	**-**	**(41,787,524)**	**(24,563)**	**702,977**	**(2,597,013)**

The accompanying notes are an integral part of these consolidated financial statements.

7

CordovaCann Corp.

Consolidated Statements of Cash Flows
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

	2024	2023	2022
	$	**$**	**$**
Operating activities			
Net loss for the year	**(1,275,056)**	(6,917,910)	(4,023,466)
Adjusted for non-cash items:			
Amortization of right-of-use assets	**491,705**	694,730	782,108
Depreciation	**318,599**	345,095	345,188
Amortization of licenses	**131,915**	164,582	164,582
Share based compensation	**-**	-	1,920
Interest on lease liability	**332,687**	473,136	531,768
Interest expense	**244,189**	529,473	308,877
Foreign exchange loss (gain)	**(9,933)**	(49,363)	(186,372)
Accretion expense	**-**	26,741	61,319
Loss on convertible debentures	**-**	218,567	-
Income taxes expense	**256,000**	48,720	54,757
Deferred tax recovery	**(6,300)**	(15,120)	(15,120)
Impairment of assets	**-**	1,030,537	211,774
Impairment of intangible assets	**-**	2,145,628	-
Allowance for loan receivable	**-**	264,800	-
Loss on settlement	**-**	-	99,635
Gain on extinguishment of lease	**-**	(52,126)	(29,635)
Changes in non-cash working capital items:			
Accounts receivable	**(3,380)**	34,101	(73,379)
Prepaid expenses and deposits	**22,514**	(87,777)	(52,595)
Inventory	**(12,396)**	(195,528)	(219,432)
Accounts payable and accrued liabilities	**1,174,060**	1,043,185	231,001
Harmonized sales tax payable (receivable)	**(65,303)**	76,273	(172,295)
Income taxes payable	**(56,730)**	(183,699)	(51,132)
Contract liability	**(48,942)**	(46,778)	(41,207)
Cash provided by (used in) operating activities	**1,493,629**	(452,733)	(2,071,704)
Investing activities			
Additions to property and equipment	**-**	(761,937)	(661,636)
Proceeds from disposal of property and equipment	**-**	-	2,726,680
Repayment of deposit received	**52,960**	53,059	-
Cash provided by (used in) investing activities	**52,960**	(708,878)	2,065,044
Financing activities			
Repayment of promissory notes	**(6,776)**	(272,194)	(583,809)
Proceeds from issuance of promissory notes	**-**	1,272,715	888,405
Repayment of mortgage payable	**(124,901)**	(206,849)	(755,789)
Proceeds from refinanced mortgage payable	**-**	95,485	-
Payment of lease liabilities	**(758,676)**	(1,023,517)	(985,192)
Proceeds from private placement	**-**	-	1,981,810
Proceeds from the exercise of warrants	**-**	-	210,000
Payment of dividends to non-controlling interest sharehol	**(206,153)**	-	(34,737)
Cash provided by (used in) financing activities	**(1,096,506)**	(134,360)	720,688
Effect of exchange rate changes on cash	**(317,437)**	(32,684)	(24,046)
Net increase (decrease) in cash and cash equivalents	**132,646**	(1,328,655)	689,982
Cash and cash equivalents, beginning of year	**419,821**	1,748,476	1,058,494
Cash and cash equivalents, end of year	**552,467**	419,821	1,748,476
Cash and cash equivalents consist of:			
Cash	**552,467**	248,416	714,826
Restricted cash	**-**	171,405	1,033,650

The accompanying notes are an integral part of these consolidated financial statements.

8

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the "Company" or "CordovaCann" or "Cordova") is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. The Company's principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company's common shares currently trade on the Canadian Securities Exchange under the symbol "CDVA" and in the United States on the OTCQB under the symbol "LVRLF".

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as promulgated by the International Accounting Standards Board ("IASB") on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $1,363,638 (June 30, 2023 – $6,923,964; June 30, 2022 – $4,023,466) during the year ended June 30, 2024 and has a total accumulated deficit of $41,787,524 (June 30, 2023 – $40,294,989) as at June 30, 2024. The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has stable profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements were authorized for issuance by the Board of Directors on October 28, 2024.

9

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

(c) Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

10

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e) Basis of Consolidation

These consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company's subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

11

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of these consolidated financial statements are described below.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating policy decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at June 30, 2024 and 2023, there were no cash equivalents. Restricted cash includes funds that can only be used for a specific purpose and has restrictions on use.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

12

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Revenue (continued)

Service revenues, including long-term marketing contracts, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for the marketing contract is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

13

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Compound financial instruments (continued)

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income ("FVTOCI"); or (iii) at fair value through profit or loss ("FVTPL").

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

14

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

The following table summarizes the classification of the Company's financial instruments:

Financial assets	
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Other deposit	Amortized cost
Financial liabilities	
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost

15

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Financial instruments (continued)

IFRS 9 uses an expected credit loss impairment model which is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

Property and equipment, net

Equipment is stated at cost, less accumulated depreciation and any accumulated impairment losses. The gain or loss arising on the disposal or retirement of an item of equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of operations. Expenditures to replace a component of an item of equipment that is accounted for separately are capitalized and the existing carrying amount of the component written off. Other subsequent expenditures are capitalized if future economic benefits will arise from the expenditure. All other expenditures, including repair and maintenance, are recognized in the statement of operations as incurred.

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Leasehold improvements	Straight-line	Over the lease term
Computer equipment	Straight-line	2 years
Building	Straight-line	25 years

Property and equipment, excluding land, not yet ready for use are not amortized until they are available for use.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

16

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Impairment of long-lived assets (continued)

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree.

The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed in statement of operations and comprehensive income (loss). Contingent consideration, if any, is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired or net liabilities assumed, is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

17

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets acquired are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets with finite lives is recognised in the consolidated statement of operations and comprehensive loss. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

Asset type	Amortization method	Amortization term
Licenses	Straight-line	3 - 5 years
Starbuds trade name	N/A	Indefinite

Estimated useful lives of intangible assets are shorter of the economic life and the year the right is legally enforceable. The estimated useful life, residual value and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses.

Income taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity. Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

18

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Leases

The Company adopted IFRS 16 – Leases ("IFRS 16") on July 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach, under which the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings. Additionally, the Company has elected not to recognize right-of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The following are the material accounting policies which have been amended as a result of IFRS 16, and applied as at July 1, 2019:

Right-of use assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset of a period of time in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Lease obligations

The Company recognized lease obligation and right-of-use asset for its leased equipment at the date of adoption of IFRS 16. The lease obligation is measured at the present value of the remaining lease payments as of July 1, 2019, discounted using the interest rate implicit in the lease terms. If that rate cannot be readily determined, the Company will use its incremental borrowing rate.

The Lease term determined by the Company comprises:
- The non-cancellable period of lease contracts, including a rent-free period if applicable;
- Periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option;
- Periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

For leases entered into after July 1, 2019, the commencement date of the lease begins on the date on which the lessor makes the underlying asset available for use to the Company. Lease payments included in the measurement of the lease obligation are comprised of the following:

- Fixed lease payments, including in-substance fixed payments;
- Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- Amounts expected to be payable under a residual value guarantee;
- The exercise price of purchase options that the Company is reasonably certain to exercise;
- Lease payments in an option renewal period if the Company is reasonably certain to exercise the extension option;
- Penalties for early termination of the lease unless the Company is reasonably certain not to terminate early; and
- Less any lease incentives receivable.

19

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

Leases (continued)

Variable payments for leases that do not depend on an index or rate are not included in the measurement of the lease obligations. The variable payments are recognized as an expense in the period in which they are incurred. The Company accounts for any leases and associated non-lease components separately, as opposed to a single arrangement, which is permitted under IFRS 16. The Company records non-lease components such as an expense in the period in which they are incurred.

Interest on the lease obligations is calculated using the effective interest method and increases the lease obligation while rent payments reduce the obligation. The lease obligation is remeasured whenever a lease contract is modified, and the lease modification is not accounted for as a separate lease, or there is a change in the assessment of the exercise of an extension option. The lease obligation is remeasured by discounting the revised lease payments using a revised discount rate resulting in a corresponding adjustment to the right-of-use asset or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero or the modification results in a reduction in the scope of the lease.

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

- Any lease payments made at or before the commencement date, less any lease incentives received;
- Any initial direct costs incurred by the Company; and
- An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.

For short-term leases that have a lease term of 12 months or less and low-value assets, the Company has elected to not recognize a lease obligation and right-of-use asset and instead will recognize a lease expense as permitted under IFRS 16.

The right-of-use assets will be depreciated using the straight-line from the date of adoption to the earlier of the end of the useful life of the asset or the end of the lease term as determined under IFRS 16. For leases entered into after July 1, 2019, the right-of-use assets will be depreciated from the date of commencement to the earlier of the end of the useful life of the asset or the end of the lease term.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets which replaces the previous requirement to recognize a provision for onerous lease contracts under IAS 37, Provisions, Contingent liabilities and Contingent assets.

20

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Covenants
The amendment clarifies how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendment applies retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company's consolidated financial statements.

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

21

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and valuation models used for estimating fair value for share-based payment transactions are disclosed in Note 19 and Note 20.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management's best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management's estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive loss.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

22

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Valuation of convertible debentures

Judgement is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn't have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

5. DIVIDENDS

2734158 Ontario Inc. ("273 Ontario")

During the year ended June 30, 2022, 273 Ontario paid dividends in the amount of $87,831, of which $34,737 was paid to the minority shareholders of 273 Ontario.

During the year ended June 30, 2023, there were no dividends paid to 273 Ontario.

During the year ended June 30, 2024, 273 Ontario paid dividends in the amount of $521,247, of which $206,153 was paid to the minority shareholders of 273 Ontario.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the "Escrow Account"). The amount held in the Escrow Account was non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 9).

During the year ended June 30, 2024, withdrawals from the Escrow Account amounted to $173,658 (US $129,460) (June 30, 2023 – $862,245 (US $673,040)) which were related to the completion of the buildout of the Oregon Property. The balance as at June 30, 2024 amounted to $nil (June 30, 2023 – $171,405 (US $129,460)).

7. INVENTORY

The Company's inventory includes purchased products. The Company's purchased inventory expenses as cost of sales during the year ended June 30, 2024 amounted to $9,720,238 (June 30, 2023 – $9,733,113; June 30, 2022 – $9,665,379). The Company's inventory as at June 30, 2024 amounted to $931,877 (June 30, 2023 – $919,481).

23

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

8. OTHER DEPOSIT

On November 7, 2019, the Company advanced $408,840 (US $300,000) to an-arm's length party in exchange for a promissory note (the "Joint Forces Deposit").

On October 12, 2020, the Company entered into a settlement agreement (the "Settlement"), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of $460,626 (US $338,000). Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments.

During the year ended June 30, 2024, the Company received the entirety of the joint forces deposit and additional interest payments in relation to the outstanding amounts.

The outstanding balance of the Joint Forces Deposit amounted to $nil as at June 30, 2024 (June 30, 2023 – $52,960). Interest income in relation to the Joint Forces Deposit amounted to $31,413 during the year ended June 30, 2024 (June 30, 2023 – $2,944; June 30, 2022 – $19,056).

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost							
As at June 30, 2022	**403,226**	**1,045,735**	**1,950,551**	**318,457**	**151,979**	**411,492**	**4,281,440**
Additions	-	7,773	749,917	-	-	4,247	761,937
Disposals	-	-	-	-	-	-	-
Translation adjustment	27,524	28,637	(102,061)	8,749	9,101	38,239	10,189
Impairment charge	-	-	(1,320,102)	-	(26,308)	(21,030)	(1,367,440)
As at June 30, 2023	**430,750**	**1,082,145**	**1,278,305**	**327,206**	**134,772**	**432,948**	**3,686,126**
Additions (disposals)	-	-	-	-	-	-	-
Translation adjustment	14,543	28,593	24,999	11,046	-	-	79,181
As at June 30, 2024	**445,293**	**1,110,738**	**1,303,304**	**338,252**	**134,772**	**432,948**	**3,765,307**
Accumulated depreciation							
As at June 30, 2022	-	**(67,289)**	**(504,557)**	**(67,134)**	**(79,359)**	**(123,396)**	**(841,735)**
Depreciation	-	(43,488)	(119,040)	(74,816)	(33,702)	(74,049)	(345,095)
Impairment charge	-	-	336,418	-	485	-	336,903
Translation adjustment	-	(1,337)	-	21,926	(3,260)	27,335	44,664
As at June 30, 2023	-	**(112,114)**	**(287,179)**	**(120,024)**	**(115,836)**	**(170,110)**	**(805,263)**
Depreciation	-	(43,992)	(119,040)	(66,983)	(14,352)	(74,232)	(318,599)
Translation adjustment	-	(4,221)	-	(4,719)	-	-	(8,940)
As at June 30, 2024	-	**(160,327)**	**(406,219)**	**(191,726)**	**(130,188)**	**(244,342)**	**(1,132,802)**
Net book value ($)							
At at June 30, 2022	403,226	978,446	1,445,994	251,323	72,620	288,096	3,439,705
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863
As at June 30, 2024	**445,293**	**950,411**	**897,085**	**146,526**	**4,584**	**188,606**	**2,632,505**

During the year ended June 30, 2024, the Company incurred a depreciation expense in the amount of $318,599 (June 30, 2023 – $345,095; June 30, 2022 – $345,188).

24

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

9. PROPERTY AND EQUIPMENT, NET (continued)

Impairment

During the year ended June 30, 2024, the Company incurred an impairment expense in the amount of $nil (June 30, 2023 – $1,030,537; June 30, 2022 – $211,774) in relation to its leasehold improvements, machinery and equipment, computer equipment, and furniture and fixtures in relation to the closure of its retail locations in Western Canada.

Oregon – Sale leaseback transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC, sold all of its land, building, and construction-in-progress (the "Oregon Property") for $2,726,680 (US $2,200,000) and entered into an agreement to lease the Oregon Property from the buyer (the "Lease"). The Lease allowed the Company to operate on the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and to finance the planned expansion in Oregon.

The Lease was signed on July 20, 2021 and commenced on August 1, 2021. Certain amounts were placed in escrow by the buyer to allow the completion of the buildout, as disclosed in Note 6. There is no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

10. RIGHT-OF-USE ASSETS

Right-of-use assets consists of the following:

	$
Balance, June 30, 2022	**4,451,385**
Additions during the year	-
Depreciation for the year	(694,730)
Impairment	(1,416,691)
Foreign exchange translation	55,085
Balance, June 30, 2023	**2,395,049**
Additions during the year	-
Depreciation for the year	(491,705)
Foreign exchange translation	57,139
Balance, June 30, 2024	**1,960,483**

Leased properties are amortized over the terms of their respective leases. During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated. The Company recorded impairment of $1,416,691 for the terminated right-of-use assets along with a forgiveness of lease liability in the amount of $1,598,497 (Note 15) and resulted a gain of $181,806 from impairment of right-of-use assets and extinguishment of lease liabilities. The Company wrote off the related lease deposits at amount of $129,680 as well and resulted a net gain of $52,126 from termination of leases. No such transactions occurred during the year ended June 30, 2024.

25

CordovaCann Corp.

Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

11. INTANGIBLE ASSETS

The Company's intangible assets relate to the brand name acquired from Star Buds International Inc. As this intangible asset was determined to be an indefinite life intangible asset, no amortization was recorded during the years ended June 30, 2024 and 2023.

During the year ended June 30, 2024, impairment in the amount of $nil (June 30, 2023 – $2,145,628; June 30, 2022 – $nil) was recorded in relation to these intangible assets. The impairment recorded during the year ended June 30, 2023 was as a result of the closure of its retail store locations in Western Canada.

12. LICENSES

	$
Cost	
As at June 30, 2022	**710,911**
Additions (disposals)	-
As at June 30, 2023	**710,911**
Additions (disposals)	-
As at June 30, 2024	**710,911**
Accumulated amortization	
As at June 30, 2022	**(305,831)**
Amortization	(164,582)
As at June 30, 2023	**(470,413)**
Amortization	(131,915)
As at June 30, 2024	**(602,328)**
Net book value ($)	
As at June 30, 2023	240,498
As at June 30, 2024	**108,583**

During the year ended June 30, 2024, amortization expense in relation to these licenses amounted to $131,915 (June 30, 2023 – $164,584; June 30, 2022 – $164,584).

26

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

13. MORTGAGE PAYABLE

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm's-length Washington based company (the "Washington Acquisition"), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the "Washington Mortgage"). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the "Washington Refinance"). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

As at June 30, 2024, the amount outstanding under the Washington Mortgage amounted to $942,200 (June 30, 2023 – $942,903). During the year ended June 30, 2024, the current portion of the Washington Mortgage amounted to $35,856 (June 30, 2023 – $31,475) and the long-term amounted to $906,344 (June 30, 2023 – $911,428). Total interest expense in relation to the Washington Mortgage amounted to $92,685 during the year ended June 30, 2024 (June 30, 2023 – $187,113; June 30, 2022 – $102,907).

14. CONTRACT LIABILITY

The Company's contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $89,976 (June 30, 2023 – $138,918). Details of the Company's contract liability is noted as follows:

		June 30, 2024		June 30, 2023
Opening balance	$	**138,918**	$	185,696
Additions		**-**		-
Changes in exchange rates		**4,072**		5,457
Revenue recognized from contract liability		**(53,014)**		(52,235)
Ending balance	$	**89,976**	$	138,918
Current portion	$	**53,927**	$	52,166
Long-term portion		**36,049**		86,752

27

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

15. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at June 30, 2024:

	$
Balance, June 30, 2022	**4,913,979**
Additions during the year	-
Interest expense	473,136
Lease payments	(1,023,517)
Extinguishment of the lease liability	(1,598,497)
Foreign exchange translation	59,392
Balance, June 30, 2023	**2,824,493**
Additions during the year	-
Interest expense	332,687
Lease payments	(758,676)
Foreign exchange translation	72,694
Balance, June 30, 2024	**2,471,198**

Allocated as:

	June 30, 2024	June 30, 2023
	$	$
Current	**435,276**	419,529
Long-term	**2,035,922**	2,404,964
Total	**2,471,198**	2,824,493

The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2024:

	$
Less than one year	720,535
One to five years	1,869,942
More than five years	1,077,326
Total undiscounted lease obligation	**3,667,803**

During the year ended June 30, 2024, the Company had a lease with a term less than 12 months and recorded $77,990 (June 30, 2023 –$95,713) of rent expense attributed to short-term leases.

During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated, resulting in a net gain on extinguishment (Note 10). There were no such transactions during the year ended June 30, 2024.

28

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE

Promissory Note A – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the "Promissory Note A-1") in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the "Promissory Note A-2") in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the "Promissory Note A-3") in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

During the year ended June 30, 2024, the Company repaid $nil (June 30, 2023 - $21,000). As at June 30, 2024, the value of these promissory notes amounted to $388,443 (June 30, 2023 – $371,033). Interest and accretion in the amount of $17,410 and $nil, respectively (June 30, 2023 – $16,905 and $29,685, respectively; June 30, 2022 – 61,319 and $20,971, respectively) was recorded during the year ended June 30, 2024. These promissory notes are in default and due on demand.

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the "2023 Demand Notes") in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the year ended June 30, 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024.

As at June 30, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,088,116 (US $795,000) (June 30, 2023 - $1,059,200 (US $800,000)) and the outstanding accrued interest amounted to $143,714 (US $105,000) (June 30, 2023 - $139,020 (US $105,000)).

29

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

Included in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2024 is the principal amount of $136,870 (US $100,000) (June 30, 2023 – $132,400 (US $100,000)) and accrued interest of $20,531 (US $15,000) (June 30, 2023 - $19,860 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

17. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the year ended June 30, 2024 and 2023, the Company did not have any common share transactions.

During the year ended June 30, 2022, the Company had the following common share transactions:

- On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance. The Company used the residual method for warrants valuation and allocated $122,436 to the warrants;
- On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
- On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
- On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
- On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

Shares to be issued

During the year ended June 30, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were classified as shares to be issued. On December 17, 2021, these common shares were issued.

As at June 30, 2024, 2023 and 2022, the value of shares to be issued amounted to $nil.

30

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the "Debenture Units of Series A-1") of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the "Debentures of Series A-1") and 1,000 common share purchase warrants (the "Warrants of Series A-1") of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company's common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2024, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2023 – $nil; June 30, 2022 – $45,762) in relation to these convertible debentures.

b) Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the 'Debenture Units of Series A-2") of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023.

31

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES (continued)

b) Convertible Debentures Series A-2 – May 31, 2022 (continued)

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the "Debentures of Series A-2") and 1,000 common share purchase warrants (the "Warrants of Series A-2") of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company's common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company's Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the year ended June 30, 2024, interest of $134,093 was recorded in the convertible debentures (June 30, 2023 – $134,551). As at June 30, 2024, the outstanding principal amount of the convertible debentures remained at $897,000 and the outstanding accrued interest amounted to $279,856.

32

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

19. OPTIONS

On November 22, 2018, the Company's shareholders approved and the Company adopted a rolling stock option plan (the "Option Plan"), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at June 30, 2024 are as follows:

	Options Outstanding		Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	**5,100,000**		**0.31**	**0.78**
Issued	-		-	-
Exercised	-		-	-
Expired	(5,100,000)		0.31	-
June 30, 2023	-	$	-	-
Expired	-		-	-
June 30, 2024	-	$	-	-

There were no stock options issued during the years ended June 30, 2024, 2023 and 2022.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the year ended June 30, 2024, nil (2023 – 5,100,000) stock options expired, unexercised. During the year ended June 30, 2024, 2023 and 2022, the Company expensed $nil of the fair value of the stock options.

20. WARRANTS

	Warrants Outstanding		Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	**21,677,379**		**0.65**	**1.00**
Expired	(11,580,000)		0.40	-
June 30, 2023	**10,097,379**	$	**0.98**	**0.58**
Expired	(10,097,379)		0.65	-
June 30, 2024	-	$	-	-

During the year ended June 30, 2024:

- 10,097,379 common share purchase warrants expired, unexercised.

During the year ended June 30, 2023:

- 11,580,000 common share purchase warrants expired, unexercised.

33

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

20. WARRANTS (continued)

During the year ended June 30, 2022:

- The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
- The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
- 700,000 common share purchase warrants were exercised (Note 19);
- 3,309,500 common share purchase warrants expired, unexercised; and
- No common share purchase warrants were forfeited or cancelled.

The fair value of these issued warrants of was determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.35	
Risk-free interest rate	0.26-0.32	%
Expected life	1-3 years	
Estimated volatility in the market price of the common shares	87-89	%
Dividend yield	nil	

During the year ended June 30, 2024, the Company expensed $nil (June 30, 2023 – $nil; June 30, 2022 – $1,920), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

21. COMMITMENTS AND CONTINGENCIES

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

(b) Contingencies

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the "Other Defendants") to a complaint in the Orange County Superior Court of California and for the State of California (the "Complaint"). The Complaint contains five causes of actions by the plaintiff (the "Plaintiff"), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

34

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

21. COMMITMENTS AND CONTINGENCIES (continued)

(b) Contingencies (continued)

The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company's consolidated financial statements of position with respect to the Complaint.

As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

22. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the years ended June 30, 2024, 2023 and 2022 and the balances as at those dates, not disclosed elsewhere in these consolidated financial statements are as follows:

a) During the year ended June 30, 2024, the Company expensed $660,000 (June 30, 2023 – $660,000; June 30, 2022 – $669,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and
b) As at June 30, 2024, the Company had fees payable to officers and directors of the Company of $3,222,517 (June 30, 2023 – $2,467,695).

23. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2024:

35

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

As at June 30, 2024, there is substantial doubt about the Company's ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company's existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at June 30, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

36

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

24. CAPITAL MANAGEMENT

The Company's definition of capital includes all components of shareholders' equity (deficiency) excluding non-controlling interest. As at June 30, 2024, the Company's capital amounted to a deficiency of $3,299,990 (June 30, 2023 – $1,718,873). The Company's objectives when managing capital are as follows:

(i) to safeguard the Company's ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, and the Company's short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

25. INCOME TAXES

Canadian
Income Taxes

The major factors that cause variations from the Company's combined federal and provincial statutory Canadian income tax rates were the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Loss from Canadian operations	**(368,295)**	(6,003,524)	(3,352,945)
Combined Canadian statutory income tax rates	**26.64%**	26.50%	26.50%
Income tax recovery at statutory rates	**(98,121)**	(1,590,934)	(888,530)
Stock-based compensation expense	-	-	509
Other	**41,922**	951,226	97,998
Unrecognized benefit of non-capital losses	**305,899**	673,308	829,661
Provision for income taxes, net of (recovery)	**249,700**	33,600	39,637
Comprised of:			
Current income tax	**256,000**	48,720	54,757
Deferred tax recovery	**(6,300)**	(15,120)	(15,120)

Deferred Income Taxes

Deferred income tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2024	June 30, 2023	June 30, 2022
Amounts related to tax loss carry forwards	**$20,700,000**	$19,543,000	$16,836,000

37

CordovaCann Corp.
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2024, 2023 and 2022
(Expressed in Canadian Dollars)

25. INCOME TAXES (continued)

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Deferred income tax liabilities

Deferred tax liabilities have been recognized in respect of the following deductible temporary differences:

Deferred Tax Liabilities	**June 30, 2024**	**June 30, 2023**
Licenses	$nil	$6,300

Non-capital Losses

As at June 30, 2024, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $20,700,000 which may be applied against future Canadian taxable income and expire between 2026-2044. No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

The net operating losses for these years will not be available to reduce future taxable income until the returns are filed.

United States
Income Taxes

The major factors that cause variations from the Company's combined United States federal and state level income tax rates were the following:

	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Loss from US operations	**(657,061)**	(880,786)	(636,005)
Combined federal and state level taxes	**28.14%**	28.58%	28.15%
Expected income tax payable (recovery)	**(184,924)**	(251,765)	(179,035)
Temporary difference, equipment	**55,579**	98,360	147,255
Other	-	-	16,311
Unrecognized benefit of non-capital losses	**129,345**	153,405	15,469
Provision for income taxes	-	-	-

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following United States deductible temporary differences:

	June 30, 2024	June 30, 2023	June 30, 2022
Amounts related to tax loss carry forwards	**$2,597,000**	$2,142,000	$1,618,000

38

CordovaCann Corp.

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

25. INCOME TAXES (continued)

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

As at June 30, 2024, the Company has accumulated non-capital tax loss carry forwards for income tax purposes of carry-forward of approximately $2,597,000 which may be applied against future United States taxable income and expire between 2038-2044.

No deferred taxes have been recognized in these consolidated financial statements in respect of the following as the probability that future taxable profit will allow the deferred tax asset to be recognized cannot be predicted at this time.

26. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

27. SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 300,606 common shares pursuant to the exercise of convertible debentures (Note 18).

39